UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Toler, William G.
   Commonwealth Industries, Inc.
   500 West Jefferson Street, Suite 1900
   Louisville, KY  40202
   USA
2. Issuer Name and Ticker or Trading Symbol
   Commonwealth Industries, Inc.
   CMIN
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 31, 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President Materials and Corporate Development
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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Common Stock                 |--    |--  |--                |-- |--         |19,020(a)          |D     |                           |
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Common Stock                 |06/15/|D   |25,000            |$6.|--         |0(b)               |D     |                           |
                             |00    |    |                  |282|           |                   |      |                           |
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Common Stock                 |06/15/|D   |25,000            |$6.|--         |0(b)               |D     |                           |
                             |00    |    |                  |282|           |                   |      |                           |
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Common Stock                 |--    |--  |--                |-- |--         |47.580(c)          |I     |401(k)                     |
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Common Stock                 |--    |--  |--                |-- |--         |0(d)               |I     |DRIP                       |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Stock Options           |$0.00   |06/15|--  |-- 21,000  |A,D| --  |--   |Common Stock|0      |--     |0(e)        |D  |            |
                        |        |/00  |    |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock Units     |1 for 1 |07/21|D   |-- 382     |A,D|--   |--   |Common Stock|382    |$7.375 |0(f)        |D  |            |
                        |        |/00  |    |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(a) Includes 703 shares previously owned indirectly through Company's Dividend Reinvestment Plan and 4,967 shares previously owned indirectly in Company's 401(k)
Plan.
(b) Common stock disposed of to the issuer with advance approval pursuant to the Company's 1999 Executive Stock Purchase Incentive Plan.
(c) As of December 31, 2000, shares owned indirectly through Company's 401(k) Plan.
(e) Stock options terminated for no value upon resignation of all positions with Company on June 15, 2000.
(f) The phantom stock units disposed of on July 21, 2000, pursuant to the Company's Deferred Compensation Plan were settled in cash.
SIGNATURE OF REPORTING PERSON
William G. Toler by Lenna Ruth Macdonald (POA)
DATE
February 14, 2001